Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended March 31, 2021 of Lightspeed POS Inc. of our report dated May 20, 2021, relating to the consolidated financial statements, which appears in the Exhibit incorporated by reference in this Annual Report on Form 40-F.
We also consent to the incorporation by reference in the Registration Statements on Form F-10 (No.333-248676) and Form S-8 (Nos. 333-249175 and 333-251139) of Lightspeed POS Inc. of our report dated May 20, 2021 referred to above. We also consent to the reference to us under the heading “Interests of Experts”, which appears in the Annual Information Form included in the Exhibit incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP

Montréal, Canada
May 20, 2021
PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.